Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended August 31, 2015 of Platinum Group Metals Ltd. of our report dated November 24, 2015, relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants
Vancouver, British Columbia
November 24, 2015